UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 August 2013
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc ("the Company")
Voting Rights and Capital

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Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Doug Black
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Doug Black
5	Description of shares or derivatives or other financial instruments linked to them Ordinary shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Doug Black 104,847
7	State the nature of the transaction Sale of Shares	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of 16,000	10	Price per share or derivative or other financial instrument linked to them or value of transaction €16.16
11	Date and place of transaction 21st August 2013; Dublin	12	Date issuer informed of transaction 21st August 2013
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 21st August 2013
Information required under Irish Stock Exchange Listing Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons. An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected person.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable (PDMR disclosure)	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Not applicable (PDMR disclosure)
17	Description of class of share Not applicable (PDMR disclosure)	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable (PDMR disclosure)
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable (PDMR disclosure)	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not applicable (PDMR disclosure)

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not applicable (PDMR disclosure)	22	Period during which or date on which it can be exercised Not applicable (PDMR disclosure)
23	Total amount paid (if any) for grant of the option Not applicable (PDMR disclosure)	24	Description of shares involved (class and number) Not applicable (PDMR disclosure)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable (PDMR disclosure)	26	Total number of shares over which options are held following notification Not applicable (PDMR disclosure)
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 21st August 2013

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

CRH public limited company
(Registrant)

Date: 21 August 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director